Exhibit (d)(18)(v)

EQ ADVISORS TRUST

AMENDMENT NO. 4 TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

AMENDMENT NO. 4 effective as of July 27, 2023 (“Amendment No. 4”) to the Investment Sub-Advisory Agreement dated July 16, 2020, as amended, between Equitable Investment Management Group, LLC, a Delaware limited liability company (“EIM” or “Adviser”) and Invesco Advisers, Inc., a Delaware corporation (“Invesco” or “Sub-Adviser”).

EIM and Invesco agree to modify the Investment Sub-Advisory Agreement (“Agreement”) as follows:

1. Section 3.D. is hereby deleted in its entirety and replaced with the following:

“D. In furnishing services hereunder, to the extent prohibited under, or necessary to comply with, the Investment Company Act, the Sub-Adviser will not consult with any other sub-adviser to (i) the Portfolio(s), (ii) any other portfolio of the Trust or (iii) any other investment company under common control with the Trust concerning transactions of the Portfolio(s) in securities or other assets. (For the avoidance of doubt, the foregoing restriction shall not be deemed to prohibit the Sub-Adviser from consulting with (i) any of its affiliated persons concerning transactions in securities or other assets, (ii) any persons the Sub-Adviser employs or associates itself with to assist it in providing the services to be performed by the Sub-Adviser hereunder, as permitted herein, or (iii) any of the other covered sub-advisers concerning compliance with paragraphs (a) and (b) of Rule 12d3-1 under the Investment Company Act.).”

2. Section 12, Supplemental Arrangements, is hereby deleted in its entirety and replaced with the following:

12. SUPPLEMENTAL ARRANGEMENTS

“The Sub-Adviser may from time to time employ or associate itself with any person it believes to be particularly suited to assist it in providing the services to be performed by the Sub-Adviser hereunder, provided that no such person shall perform any services with respect to the Portfolio(s) that would constitute an assignment or require a written advisory contract pursuant to the Investment Company Act (for the avoidance of doubt, any such employment or association that involves any such person serving as an “investment adviser” to the Portfolio(s) within the meaning of the Investment Company Act shall be permissible if otherwise consented to by the Adviser, subject to any other approvals to the extent required by the Investment Company Act). Where the Sub-Adviser employs or associates itself with any such person for assistance with it providing the advisory services under this Agreement, any compensation payable to such person shall be the sole responsibility of the Sub-Adviser, and the Adviser shall have no obligations with respect thereto or otherwise arising under the Agreement. For the avoidance of doubt, the Sub-Adviser shall not bear any expenses borne by the Portfolio(s), such as brokerage expenses, where the Sub-Adviser causes, in performing the services under this Agreement, the Portfolio(s) to engage in such an expense.”

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 4 as of the date first set forth above.

EQUITABLE INVESTMENT MANAGEMENT GROUP, LLC		INVESCO ADVISERS, INC.

By:	/s/ Kenneth Kozlowski	By:	/s/ Nicole Filingeri
	Kenneth Kozlowski		Name: Nicole Filingeri
	Executive Vice President and Chief Investment Officer		Title: Vice President